UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

October 13, 2026
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 2 LP
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This Investment Committee ("IC") Memo includes projections and forward-looking information that represents the Manager's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand the Manager's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance. For a comprehensive discussion on forward-looking statements and the risks associated with this investment, please refer to the Offering Circular.

All capitalized terms used herein have a meaning set forth in the Offering Circular.

ITEM 9. OTHER EVENTS

EXECUTIVE SUMMARY

Itaguaí III ("Project") is an operational solar asset originally built and commissioned in August 2022. It was previously owned by Victory Hill Holdings Brasil S.A. ("Seller"). Energea Portfolio 2 LP ("Energea") is acquiring the rights to the Project.

The Project is a 1.0MW AC / 1.367MW DC ground mounted tracker solar installation located at Rodovia Prefeito Abeilard Goulart de Souza (RJ-099), Itaguaí, Rio de Janeiro, Brazil. It is installed on the premises owned by Mitra Diocesana de Itaguaí and connected to the Light Serviços de Eletricidade S.A. ("LIGHT" or "Utility").

The Company will invest a total of $1,101,822.00 USD with a projected IRR of 16.34% ($USD).

Key Information

General Information

Project Owner	Energea Portfolio 2 LP
Project Location	Itaguaí, Rio de Janeiro, Brazil
Technology	Ground Mounted PV (tracker)
System Size	1.0MW AC / 1.367MW DC
Estimated Year 1 Production	2,308 MWh
Coordinates	-22.850528° lat / -43.729889° lon
Project Status	Operational
Land Status	Rented
Commercial Operation Date ("COD")	August 18, 2022
Useful Equipment Life	25 years

Stakeholders

SPE	Energea Itaguaí III LTDA
Offtaker	Consórcio II de Geração Compartilhada de Energia Elétrica Energea
EPC Contractor	Original Contractor - Alexandria Industria de Geradores S.A. Final Contractor - RUN & Leme Comercial Ltda. ("RUN")
O&M Contractor	Energea Brasil Operações LTDA
Landowner	Mitra Diocesana de Itaguaí
Asset Manager	Energea Portfolio 2 LP

Uses of Capital and Project Economics

Use of Capital	$USD	BRL
Project Acquisition Costs	$1,035,674.00 USD	R$ 5,381,979.00
Additional Costs	$14,026.00 USD	R$ 72,906.00
Project Soft Costs	$138.00 USD	R$ 700.00
Developer Fee	$51,984.00 USD	R$ 269,099.00
Total Project Financing	$1,101,822.00 USD	R$ 5,724,684.00
Owner IRR	16.34%	18.74%

Technical Summary

Site

The Project is a ground-mounted solar facility located along Rodovia Prefeito Abeilard Goulart de Souza (RJ-099), Piranema, Municipality of Itaguaí, State of Rio de Janeiro. The underlying property is identified as Rural Lot No. 704, Property Registration No. 14.285, with a Project subleased area of approximately 33,000 m² (3.3 hectares / 8.15 acres). Site control is provided through a Property Sublease Agreement with Energea Geração Distribuída de Energia do Brasil Ltda. under the Property Lease Agreement with Mitra Diocesana de Itaguaí, the underlying landowner, signed on July 10, 2019. The Project sublease ends on June 5, 2034. Any extension requires further agreement. The lease expressly permits development and operation of a photovoltaic generating facility and provides the lessee with the rights necessary to construct and operate associated roads, fencing and other improvements. A 2020 amendment expressly authorized partial or complete subleasing of the property for distributed-generation purposes, and on April 19, 2021, a 33,000 m² portion of the property was subleased to the Itaguaí III Project SPE.

Itaguaí is a municipality in the State of Rio de Janeiro with an economy characterized by a significant services and industrial base. The municipality benefits from its strategic coastal and transportation location, and current IBGE data reports GDP per capita of approximately R$97,431 in 2023. The project is located outside the central urban area along the RJ-099 corridor, while still having access to the municipal services available in Itaguaí. Emergency response infrastructure includes Delegacia Policial 50ª DP in central Itaguaí and local Military Police operations, as well as DBM 1/10 - Itaguaí - Corpo de Bombeiros, the local unit of the Rio de Janeiro State Fire Department. Medical emergency services are available through the municipality's emergency network, which includes UPA Itaguaí, Hospital Municipal São Francisco Xavier and SAMU emergency medical services.

Design

The initial engineering and design work for the Project was completed by Alexandria Indústria de Geradores S.A., which was contracted by Energea to perform the project's preliminary and executive electrical, mechanical and civil engineering, including system layout, PVsyst modeling, interconnection and substation design, tracker structural design, foundation studies and detailed construction documentation. The detailed design contemplated an approximately 1.367 MWp DC / 1.0 MW AC ground-mounted solar facility, utilizing LONGi bifacial monocrystalline modules, SMA Sunny Highpower 150-20 inverters, and a 1,000 kVA oil-filled transformer connecting the facility to LIGHT's medium-voltage distribution system. The modules are installed on Arctech Solar SkyLine independent-row, single-axis trackers, which provide a ±60° tracking range and utilize independently controlled rows with astronomical, tilt-sensor and AI-based tracking algorithms. The overall design incorporates the associated protection, metering, grounding and medium-voltage equipment required for operation and interconnection with LIGHT.

Major System Components

Component Name	Manufacturer and Model	Unit Quantity	Energea Notes
Modules	LONGi LR5-72HBD 535M-540M		A BloombergNEF Tier 1 global solar module manufacturer founded in 2000 in Xi'an, China.
Inverters	SMA Sunny Highpower 150-20
SMA is a leading German inverter manufacturer with more than 40 years of solar industry experience and has received the S&P Global's 2026 Tier 1 PV Inverter Supplier, supporting its strong bankability and global market position.

Tracker	Arctech - SkyLine (single-row tracker)
A leading global solar tracker and racking manufacturer founded in 2009, with more than 100 GW of systems supplied across 40+ countries and a No. 2 global tracker supplier ranking from major industry research firms.

CCTV	Intelbras	1 Speed dome and 1 Bullet	Intelbras is a Brazilian technology company founded in 1976 that specializes in the manufacturing of security and network solutions.

Energy Projection

Initial PVsyst energy projections for year 1 of operation for this Project were 2,308.1 MWh. The selected model uses a 2,308 MWh annual production baseline before applying 0.5% annual degradation. The LONGI modules exhibit minimal degradation over their lifespan, ensuring reliable long-term performance. They are warrantied to experience no more than 2.0% power loss in the first year of operation and an annual degradation rate of <0.45% thereafter over a 30-year lifespan. Enhanced resistance to light-induced degradation and elevated temperature-induced degradation further ensures minimal power loss, making them a great choice for the Project.

Interconnection

The Project is interconnected to the distribution system of Light Serviços de Eletricidade S.A. in Itaguaí, Rio de Janeiro. The interconnection process was developed alongside the adjacent Itaguaí I and II projects, with the three approximately 1 MW AC facilities structured as separate generating/consumer units while utilizing shared interconnection infrastructure. Sinergia Consultoria e Serviços Técnicos Ltda. was engaged to provide engineering and utility support for the Project, including medium-voltage and shared-substation engineering, preparation and submission of technical documentation to LIGHT, support obtaining the applicable Access Opinions, protection and substation approvals, and assistance through energization. The Sinergia engagement specifically contemplated separate 1 MW facilities for Itaguaí I, II and III and included milestones through approval of the shared substation and its eventual energization.

As part of the utility connection process, LIGHT issued construction and connection documentation covering three separate 1,000 kW installations associated with the adjacent facilities. The utility contemplated connection at 25 kV and identified the necessary distribution-system improvements, including network, pole and equipment installation. LIGHT's estimated cost for these works was approximately R$ 48,301.00, with the full amount allocated to LIGHT through the applicable Distributor Liability Charge and no required customer financial contribution. LIGHT subsequently issued the Project's Access Opinion (DTE No. 14/21) on February 8, 2021, establishing the technical requirements for connection of the distributed-generation facility.

LIGHT subsequently established the contractual framework governing the Project's use of its distribution system through the applicable Distribution System Use Contract ("CUSD") and Regulated Energy Purchase Contract ("CCER"). These agreements identify the Itaguaí III consumer unit as Installation No. 430217424 / Cabine 3 and establish the commercial and operational relationship applicable to the facility, including use of LIGHT's distribution network and regulated electricity supply. The CUSD reflects service at 25 kV, 1,250 kVA of installed load, and 1,050 kW of contracted demand. The CCER identifies the same Installation No. 430217424 and associated consumer unit.

The documentation reviewed confirms that the Project connects to LIGHT's LSA Zelitus feeder from the Brisamar distribution substation, with the connection point located on LIGHT's medium-voltage system serving the shared substation infrastructure. The utility agreements establish the ongoing responsibilities for operation, protection, metering and coordination with LIGHT, with the Project responsible for the electrical installations and system protection beyond the connection point.

Permitting

The Project complied with all applicable municipal, environmental and engineering requirements necessary for the construction, interconnection and operation of distributed generation solar facilities in the State of Rio de Janeiro.

HSEC Related Permits

Permit	Description	Status
Tree Removal Permit	An environmental authorization required when a project involves the removal or clearing of native vegetation.	Complete
Environmental License / Environmental Exemption Declaration	Municipal environmental authority declaration confirming that the Projects are exempt from environmental licensing requirements.	Complete
Fire Department Certificate / Exemption Declaration	Municipal Fire Department declaration confirming that the Projects are exempt from fire safety permitting requirements.	In Progress

Operations & Maintenance ("O&M)

Energea Brasil Operações LTDA has been selected as the O&M service provider for the Project. They have a Rio de Janeiro based solar O&M team comprised of experienced electricians along with the latest technology and tools which allow them to provide the highest level of service to the Project. Their field teams are supported by the office staff who will provide 24/7 monitoring, performance verification and general support for all asset management requirements. The O&M Contract includes monitoring, reporting, module cleaning, landscaping, preventative maintenance, emergency/corrective maintenance and technical calculations.

Energea maintains a strategic reserve of critical spare parts for each solar asset based on size, component profile and proximity to O&M service providers. This proactive inventory management approach is designed to minimize system downtime and ensure faster restoration of production capacity by allowing same day replacement of failed components during corrective maintenance visits.

Health, Safety, Environmental and Community ("HSEC")

Site Overview: The Plant is located in Itaguaí, a municipality in the Rio de Janeiro Metropolitan Region with approximately 117,000 inhabitants. From a security perspective, organized crime and militia activity represent a relevant local risk. However, from an environmental and community perspective, the overall assessment is positive, with no material concerns identified and no community complaints reported.

Environmental Licensing: The Project holds valid Operating Licenses through November 30, 2028. However, two outstanding environmental obligations were identified. First, under Tree Removal Permit No. PJ026/2021, evidence of compliance with the required donation of 400 native tree seedlings as environmental compensation was not identified. Energea is currently addressing this matter with the relevant environmental authority to ensure compliance and mitigate the risk of potential penalties. Second, an outstanding obligation remains under the Environmental Compensation and Mitigation Agreement (TMC), with an estimated balance of R$ 21,690.81 to be provided to the Itaguaí Environmental Department through additional compensation measures. Compliance with this obligation is pending further instructions from the environmental authority, and Energea is actively following up on both matters until they are fully discharged.

Environmental Assessment: An environmental assessment was conducted by a technically qualified environmental consultant, covering documentary and spatial aspects of Itaguaí I, II and III. The review confirmed that no apparent interference was identified with nearby Conservation Units, Indigenous Lands, Quilombola communities, Caves, or Archaeological Heritage Areas.

The spatial review also noted that, although the project appears to maintain adequate separation from nearby watercourses, a topographic verification was recommended to confirm compliance with the applicable Permanent Preservation Area (APP) buffer in river sections wider than 10 meters.

Security and Organized Crime: Official records from the Rio de Janeiro State Public Prosecutor's Office (MPRJ/GAECO) confirm the historical presence of organized militia activity in Itaguaí, including extortion, illegal security fees and other violent crimes. Investigations under Operation Freedom resulted in the conviction of 37 members of a militia operating in the municipality. This risk is also relevant to the Project, as a July 2024 incident report documented alleged militia-related threats involving local service/security providers and Energea personnel, following which additional security measures were adopted.

Site Related Incidents: In 2024, three relevant incidents were recorded in connection with the Itaguaí operations: (i) an O&M employee was assaulted during an off-site robbery while traveling to the plant in March; (ii) a wildfire affected the Itaguaí facilities in June, causing material damage but no injuries; and (iii) in July, a security incident involving alleged local militia activity and threats to O&M personnel was reported, leading to the temporary removal of employees from the site. Energea subsequently implemented and recommended additional security and preventive measures to mitigate recurrence and protect field personnel.

Service Providers

The due diligence metrics outlined below are intended to ensure the selection of reliable and economically sound companies to provide regular services for the Project. These procedures aim to verify that potential contractors are financially healthy, committed to fulfilling their tax, labor and civil obligations, and help mitigate legal-related risks in accordance with applicable laws and regulations.

Energea Service Providers Due Diligence

Category	Documents
Corporate	Company registration documents; Insurance Policies; Operating License and applicable permits
Financial	Income Tax Return; Balance Sheet; Cash Flow Statement; Tax Status Report
Experience & Qualifications	Service Provider Portfolio (location, capacity and stage); Technical responsibility and experience certificates; Commercial references; Technical/Regulatory Compliance Certificates, if applicable
Personnel	Field employee registration records; Occupational Health Certificates
Certificates	Municipal, State and Federal Tax Clearance Certificates; Social Security/FGTS Compliance Certificate; Labor Debt Clearance Certificate
Safety	PPE issuance records; Occupational Health Program; Risk Management Program; Safety Training Certificates

Employees

The Project and Owner place health and safety at the core of their operations, implementing a range of measures to mitigate the risk of accidents or incidents during the execution of works. The actions outlined in the table below are specifically designed to protect our O&M employees while performing their duties on-site.

Health and Safety Summary

Safety Measure	Description
Risk Inventory	Tool to identify, eliminate, and/or mitigate risks for all O&M activities.
Emergency Response Plan	Procedures to respond effectively to emergencies and minimize risks to personnel, assets and the environment.
Occupational Health Medical Control Program	Medical examinations (pre-employment and periodic) to evaluate employee fitness for field activities.
Personal Protective Equipment (PPE)	Equipment to protect workers against occupational hazards.
Safety Barriers	Physical barriers installed in Energea's SPEs to isolate risk areas and prevent unauthorized access.
Safety Signage	Mandatory signage installed in the plant:
Mandatory use of PPE
Risk of electric shock
Fire extinguisher
Speed Limit
Construction zone
No smoking
Emergency evacuation meeting point
Courses and Training	O&M safety training in compliance with Brazilian standards:
NR 10 - Electrical safety
NR 10 + SEP - High-voltage systems
NR 6 - Use of PPE
NR 12 - Machinery operation safety
NR 18 - Construction site safety
NR 23 - Fire Protection

Insurance

The Project is insured under a comprehensive insurance framework consistent with Energea's portfolio-wide risk management standards, including engineering (machinery breakdown and business interruption) insurance, business interruption and general liability insurance. The same policy covers all Projects in the portfolio and includes standard risk extensions such as professional fees, debris removal, expediting expenses, theft, and power surge events. Deductibles apply on a per-claim, per-site basis. The policy term is annual and renewable, providing ongoing protection during operations.

Engineering / Machinery Breakdown Insurance
The Project benefits from an annual engineering insurance policy that provides coverage for physical damage to solar and related energy infrastructure, including mechanical and electrical components.

Business Interruption
The policy also includes coverage for loss of profits/business interruption arising from insured damage, subject to a defined indemnity period.

General Liability Insurance
The Project is further covered by an annual general liability policy providing protection against third-party claims arising from the development, ownership, and operation of the Project. Coverage includes public liability, employers' liability, and associated legal defense costs, subject to defined limits of indemnity and deductibles. The policy includes standard extensions such as cross-liability, contractors' liability, sudden and accidental pollution, and liability arising from subcontracted activities or joint ventures. The policy is written on a claims-made basis and applies on a primary basis, with territorial limits aligned to the Company's operating footprint.

Together, these policies provide a robust insurance structure addressing both asset-level operational risks and third-party liability exposure, consistent with market standards for distributed solar and energy infrastructure projects and aligned with Energea's portfolio-level risk mitigation approach.

Financial Summary

The nominal after-tax IRR of Itaguaí III's sponsor equity investors is projected to be 16.34% with an estimated payback of 6 years, 8 months and 4 days. The income statement, cash flow statement and balance sheet up until 2035 (shown annually) are presented in Exhibit 1.

Capital Expenses ("CAPEX")

CAPEX assumptions are set as seen on the table below.

Capital Expenditures Assumptions

	US Dollars (USD)	$/Wdc (USD)
Acquisition Costs	$1,035,674.00	$0.7576

Additional Costs	$14,026.00	$0.0103

Project Soft Costs	$138.00	$0.0001

Developer Fee	$51,984.00	$0.0380

Total CAPEX (All-in)	$1,101,822.00	$0.8060

Offtaker

Rather than relying on a single traditional corporate Offtaker, the Project operates under a shared-generation consortium structure through Consórcio II de Geração Compartilhada de Energia Elétrica Energea, which serves as Energea's contractual lessee and manages a diversified portfolio of participating low-voltage Class B consumer accounts, which may include residential, commercial and other eligible low-voltage electricity consumers that receive the Project's allocated energy credits on their monthly utility bills. The Equipment Rental Agreement between the Project SPE and the Consortium was executed on April 19, 2021. The Consortium is responsible for managing the underlying customer portfolio, replacing customers that leave the program and maintaining sufficient participating consumption to utilize 100% of the Project's available electricity credits. Importantly, the Consortium remains responsible for its contractual payments to Energea regardless of changes or activity associated with individual customers, reducing the Project's direct reliance on any single end-use customer.

Revenue

The Project's revenue is generated through a long-term Equipment Rental Agreement and associated O&M Agreement between Energea Itaguaí III Aluguel de Equipamentos e Manutenção Ltda. and Consórcio II de Geração Compartilhada de Energia Elétrica Energea. Under the Equipment Rental Agreement, Energea retains ownership of the Project while leasing the generating equipment to the Consortium for use under Brazil's distributed-generation framework. The agreement has a 25-year term from the Initial Rental Date, which occurs once the Project has achieved Commercial Operation, with the ability to extend by mutual written agreement. The initial equipment rental payment is R$90,000.00 per month, adjusted annually by IPCA. In addition to the fixed rental payment, the O&M Agreement provides a variable monthly service fee based on the energy generated and actually compensated to participating consumer units. The fee is calculated using LIGHT's applicable compensable tariff, less a 15% customer discount, and is further adjusted for TUSD charges, the monthly equipment rental payment and any recorded customer payment defaults.

Operating Expenses ("OPEX")

The model assumes the Operating Expenses priced as seen on the table below. All prices are re-adjusted by IPCA annually, which is currently assumed at 5% annual rate of change.

Operating Expenses Assumptions

Description	Cost Basis
Operations & Maintenance	R$ 19,845.08 / month
Security	R$ 11,000.00 / month
Module Cleaning	R$ 7,000.00 / year
Land Rental	R$ 6,123.33 / month
Insurance	R$ 30,000.00 / year
Utilities	R$ 500.00 / month
Banking Fees	R$ 200.00 / month
Credit Management Software	4% of gross revenue
Entity Expenses	R$ 300.00 / month
Monitoring Software	R$ 593.44 / month

Taxes

Tax Assumptions

Applied Taxes
Rental revenue net of consortium expenses		R$ 11,486,588.87
ISS-taxable service revenue		R$ 8,440,459.62
Total modeled project revenue		R$ 19,920,999.18

Modeled presumed-profit taxable income (35.2%)		R$ 7,012,191.71

Taxes	Base Rate	Application	$BRL Amount Calculated	Effective Rate on Gross Rev
PIS&COFINS	7.00%	% of Gross Revenue	R$ 1,394,469.94	7.00%
ISS	5.00%	% of positive monthly service revenue	R$ 422,022.98	2.12%
ICMS**	32.00%	% of Sales Revenue	R$ 0.00	0.00%
IRPJ	15% + 10%	15% of taxable income; 10% on income above R$20,000/month	R$ 1,528,701.14	7.67%
CSLL	9.00%	% of Taxable Income	R$ 631,097.25	3.17%
Total Taxes			R$ 3,976,291.31	19.96%
*Amounts are in BRL for calendar years 2026-2035, including a partial 2026. Revenue and tax bases follow the selected model.
**ICMS is not charged, as these Projects do not sell power, only rent the power plant to the Consortium of Subscribers

Legal Summary

Each of the contracts that comprise the Project has been reviewed by the Manager. This section specifically comments on the review of the following contracts:

  SPE Social Contract
  Purchase Agreement
  Property Sublease Agreement
  Equipment & Land Rental Agreement
  Operations and Maintenance Services Agreement

SPE Social Contract

Corporate Name	Energea Itaguai III Ltda.
Incorporation Date	22/07/2020
CNPJ	37.818.831/0001-85
Address	Estrada RJ-099, No. 704, Piranema, Itaguaí/RJ
Structure	Brazilian Limited Liability Company
Quotaholder	Energea Portfolio 2 LP
Management	Mike Silvestrini Isabella Vieira Mendonça

Purchase Agreement

Contract	Quota Purchase Agreement
Date	September 1st, 2026
Parties	Victory Hill Holdings Brasil S.A. as Seller Energea Portfolio 2 LP as Purchaser
Object	Acquisition of all the rights, title and interest of Seller in and to the quotas of Energea Itaguaí III Ltda., free and clear of any and all liens and encumbrances
Purchase Price	R$ 4,957,086.21

Property Sublease Agreement

Contract	Property Sublease Agreement
Sublessor	Energea Geração Distribuída de Energia do Brasil Ltda.
Sublessee	Energea Itaguaí III Ltda.
Sublease Execution Date	April 19, 2021
Site	Estrada/Rodovia RJ-099, No. 704, Piranema, Itaguaí, Rio de Janeiro
Total Parcel Area	10.63 hectares
Leased Area	3.3 hectares
Lease Term	April 19, 2021 through June 5, 2034
Lease Extension	Further agreement required beyond June 5, 2034
Property Registration	No. 14.285 - 2nd Court of Justice / Registry of Itaguaí
Annual Base Rent	R$48,000.00 / year
Rent Escalation	Annually by IPCA; IGPM applies if IPCA ceases and no statutory replacement exists
Decommissioning
Under the underlying lease, the Lessee is required to remove the solar generating facility and return the property to its prior condition. Lessor may elect to retain the improvements/facility subject to the compensation provisions of the agreement.

Assignment
The Project SPE may sublease all or part of the Subleased Area without the Sublessor's prior consent. Assignment, sublease or lending to companies in the same economic group and/or its clients is expressly authorized.

Offtaker Agreements

Contract	Equipment Rental Agreement
Lessor	Energea Itaguaí III Ltda.
Lessee	Consórcio II de Geração Compartilhada de Energia Elétrica Energea (CNPJ 41.264.373/0001-57)
Agreement Date	April 19, 2021
Object
Rental of the Itaguaí III photovoltaic plant (1,291 kWp DC / 1,000 kW AC) at Estrada RJ-99, n° 704, Piranema, Itaguaí/RJ (Matrícula 14.285). The Lessee's consumer units, all low-voltage Class B, receive distributed-generation energy credits under ANEEL REN 482/2012.

Term	25 years from the Initial Rental Date. That date is when Energea notifies Commercial Operation; the estimate in the contract was September 2021.
Extension	May be extended through a mutually executed amendment signed at least 30 days before expiration.
Initial Rental Payment	R$90,000.00/month.
Payment Terms
Monthly invoice issued by the 2nd business day of each month, paid within 5 business days of receipt. Late payment carries a 2% fine and 1% monthly interest pro rata die. The Lessee must keep a Customer List consuming 100% of the credits and replace any departing member. It gets no payment relief if consortium members default.

Rent Escalation	IPCA every 12 months from the Effective Date. IGP-M/FGV applies if IPCA is discontinued with no legal substitute.
Governing Law
Brazilian law. FIESP arbitration seated in Rio de Janeiro, with 3 arbitrators and English as the language. The Central Forum of Rio de Janeiro is available for interim and enforcement measures. Invoice disputes may go to court after 10 days of discussion. The English version prevails.

Contract	Operation & Maintenance Service Agreement
Parties	Energea Itaguaí III Ltda. as Contractor; Consórcio II de Geração Compartilhada de Energia Elétrica Energea as Company
Date	March 18, 2021
Object
O&M services for the Itaguaí III Project: panel, inverter and field inspections twice a year, plus monitoring, reporting and corrective and preventive maintenance. The Contractor may subcontract but stays liable.

Term	From the Effective Date until 25 years after the Initial Operating Date
Extension	May be extended through a mutually executed amendment signed at least 30 days before expiration.
Price
Monthly fee: VSm = TCm × (1 - 15%) × CEm - TUSD - EQm - Dm. In words, the compensable utility tariff (including ICMS, PIS and COFINS) × 85% × compensated energy, less three items: the plant's TUSD bill, the rent paid under the Equipment Rental Agreement, and consumer-unit payment defaults recorded that month.

Payment Terms	Monthly invoice in the month after the services, paid within 5 business days of the Invoice Date. Late payment carries a 2% fine and 1% monthly interest pro rata die.
Escalation	IPCA annually from the Effective Date
Minimum Discount	15% on the compensable tariff, built into the fee formula
Minimum Generation and Minimum Consumption	None. There is no generation guarantee and no minimum consumption obligation. The Rental Agreement separately requires a Customer List consuming 100% of the credits.
Governing Law	Brazilian law. FIESP arbitration seated in Rio de Janeiro, with 3 arbitrators and English as the language. No court forum is chosen for interim or enforcement measures. The English version prevails.

Operations and Maintenance Agreement

Contract	Agreement for the provision of Operation and Maintenance Services
Parties	Energea Itaguaí III Ltda. as Owner Energea Brasil Operações Ltda. as Contractor
Date	July 3rd, 2023
Object
Provision of all activities and obligations related to the operation and maintenance of the project, including monitoring, preventative maintenance, module cleaning, security, landscaping, corrective maintenance, management of spare parts, enforcement of warranties and guarantees and reporting.

Term	10 years
Price	BRL 17,271.98
Payment Terms	Monthly, on the 1st day of the month during which the services are to be performed.
Price Adjustment	Yearly, in accordance with IPCA.

Documentation Checklist

	Document Name	Status
SPE	Social Contract	Confirmed
	National Registration	Confirmed
	State and Municipal Registration	Confirmed
	Purchase and Sale Agreement	Confirmed
Site	Site Photos	Confirmed
	Land Owner Documentation	Confirmed
	Property Lease Agreement	Confirmed
	Blocking Mining Rights	Confirmed
	Site Polygonal	Confirmed
Design and Application	Energy Resource Study	Confirmed
Interconnection	Parecer de Acesso	Confirmed
	CUSD	Confirmed
	CCER	Confirmed
Permit	Fire Department Approval (CAS)	Confirmed
	Tree Removal Permit	Confirmed
	Environmental License	Confirmed
	Installation License (LI)	Confirmed
	Operational License (LO)	Confirmed
Offtaker	Revenue Agreement	Confirmed
O&M	O&M Agreement	Confirmed
Investment	Project Model	Confirmed

The Investment Committee members have performed the necessary review of the Project and hereby approve the Itaguaí III Project for investment by the Company.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 2 LP

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: October 13, 2026

Exhibit 1 - Forecasted Financial Statements

ENERGEA ITAGUAÍ III LTDA
CONSOLIDATED BALANCE SHEETS

	December 31,
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Assets
Current assets:
Cash and cash equivalents	R$ 115,978	R$ 119,267	R$ 122,691	R$ 126,255	R$ 129,964	R$ 133,824	R$ 137,842	R$ 142,023	R$ 146,375	R$ 150,903
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Total current assets	115,978	119,267	122,691	126,255	129,964	133,824	137,842	142,023	146,375	150,903
Property and equipment	5,226,885	5,651,778	5,651,778	5,651,778	5,651,778	5,651,778	5,651,778	5,651,778	5,651,778	5,651,778
Depreciation	(88,897)	(305,026)	(531,069)	(757,112)	(983,155)	(1,209,199)	(1,435,242)	(1,661,285)	(1,887,328)	(2,113,371)
Tax credits	11,809	11,809	11,809	11,809	11,809	11,809	11,809	11,809	11,809	11,809
Other assets	0	0	0	0	0	0	0	0	0	0
Total assets	R$ 5,265,775	R$ 5,477,828	R$ 5,255,209	R$ 5,032,729	R$ 4,810,395	R$ 4,588,213	R$ 4,366,187	R$ 4,144,325	R$ 3,922,634	R$ 3,701,119

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0
Short-term debt	0	0	0	0	0	0	0	0	0	0
Accrued expenses and other current liabilities	0	0	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0	0	0
Tax payable	0	0	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Total liabilities	0	0	0	0	0	0	0	0	0	0

Stockholders' equity:
Additional paid-in capital	5,299,382	5,724,276	5,724,276	5,724,276	5,724,276	5,724,276	5,724,276	5,724,276	5,724,276	5,724,276
Retained earnings	(33,608)	(246,447)	(469,067)	(691,546)	(913,880)	(1,136,063)	(1,358,088)	(1,579,950)	(1,801,642)	(2,023,157)
Total stockholders' equity	5,265,775	5,477,828	5,255,209	5,032,729	4,810,395	4,588,213	4,366,187	4,144,325	3,922,634	3,701,119
Total liabilities and stockholders' equity	R$ 5,265,775	R$ 5,477,828	R$ 5,255,209	R$ 5,032,729	R$ 4,810,395	R$ 4,588,213	R$ 4,366,187	R$ 4,144,325	R$ 3,922,634	R$ 3,701,119

ENERGEA ITAGUAÍ III LTDA
CONSOLIDATED STATEMENTS OF INCOME

	December 31,
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Gross revenue	R$ 569,285	R$ 1,744,897	R$ 1,849,831	R$ 1,931,738	R$ 2,017,267	R$ 2,106,577	R$ 2,199,835	R$ 2,297,216	R$ 2,398,902	R$ 2,505,083
Taxes on revenue:
PIS / COFINS	39,850	122,143	129,488	135,222	141,209	147,460	153,988	160,805	167,923	175,356
ISS	0	0	0	0	0	0	0	0	0	0
Total taxes on revenue	39,850	122,143	129,488	135,222	141,209	147,460	153,988	160,805	167,923	175,356
Net revenue	529,435	1,622,754	1,720,343	1,796,517	1,876,058	1,959,116	2,045,847	2,136,411	2,230,979	2,329,727
Costs and expenses:
Operations and maintenance	98,303	242,110	254,216	266,926	280,273	294,286	309,001	324,451	340,673	357,707
Security	62,387	134,200	140,910	147,956	155,353	163,121	171,277	179,841	188,833	198,275
Module cleaning	7,000	7,350	7,718	8,103	8,509	8,934	9,381	9,850	10,342	10,859
Land or roof rental	30,617	74,705	78,440	82,362	86,480	90,804	95,344	100,111	105,117	110,373
Insurance	41,675	31,500	33,075	34,729	36,465	38,288	40,203	42,213	44,324	46,540
Utilities	2,000	6,100	6,405	6,725	7,062	7,415	7,785	8,175	8,583	9,012
Credit management	17,451	69,796	73,993	77,270	80,691	84,263	87,993	91,889	95,956	100,203
Banking fees	909	2,440	2,562	2,690	2,825	2,966	3,114	3,270	3,433	3,605
Interest penalty	283	0	0	0	0	0	0	0	0	0
Operational management fees	11,858	0	0	0	0	0	0	0	0	0
Entity expenses	1,200	3,660	3,843	4,035	4,237	4,449	4,671	4,905	5,150	5,407
Monitoring software	2,940	7,240	7,602	7,982	8,381	8,800	9,240	9,702	10,187	10,697
Total costs and expenses	276,622	579,101	608,763	638,778	670,274	703,326	738,010	774,406	812,599	852,678
Income from operations	252,813	1,043,654	1,111,580	1,157,739	1,205,783	1,255,790	1,307,837	1,362,006	1,418,380	1,477,049
Interest and other income (expense), net	0	0	0	0	0	0	0	0	0	0
Depreciation and amortization	(88,897)	(216,129)	(226,043)	(226,043)	(226,043)	(226,043)	(226,043)	(226,043)	(226,043)	(226,043)
Income before provision for income taxes	163,916	827,525	885,537	931,695	979,740	1,029,747	1,081,794	1,135,962	1,192,337	1,251,006
Provision for income taxes	59,790	184,829	197,388	207,190	217,426	228,115	239,276	250,931	263,101	275,808
Net income	R$ 104,126	R$ 642,696	R$ 688,149	R$ 724,505	R$ 762,314	R$ 801,632	R$ 842,518	R$ 885,032	R$ 929,236	R$ 975,197

ENERGEA ITAGUAÍ III LTDA
CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Cash flows from operating activities
Net income	R$ 104,126	R$ 642,696	R$ 688,149	R$ 724,505	R$ 762,314	R$ 801,632	R$ 842,518	R$ 885,032	R$ 929,236	R$ 975,197
Adjustments in net income:
Depreciation and amortization	88,897	216,129	226,043	226,043	226,043	226,043	226,043	226,043	226,043	226,043
Other	0	0	0	0	0	0	0	0	0	0
Changes in assets and liabilities:
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Accounts payable	(6,644)	0	0	0	0	0	0	0	0	0
Other liabilities	(5,165)	0	0	0	0	0	0	0	0	0
Net cash provided by operating activities	181,214	858,825	914,192	950,548	988,357	1,027,675	1,068,561	1,111,075	1,155,280	1,201,241
Cash flows from investing activities
Purchases of property and equipment, net	(5,226,885)	(424,893)	0	0	0	0	0	0	0	0
Other investing activities, net	0	0	0	0	0	0	0	0	0	0
Net cash used in investing activities	(5,226,885)	(424,893)	0	0	0	0	0	0	0	0
Cash flows from financing activities
Issuance (repayment) of debt	0	0	0	0	0	0	0	0	0	0
Issuance (reduction) of equity capital	5,299,382	424,893	0	0	0	0	0	0	0	0
Distributions paid to investors	(137,733)	(855,535)	(910,769)	(946,985)	(984,648)	(1,023,815)	(1,064,543)	(1,106,893)	(1,150,928)	(1,196,712)
Net cash used in financing activities	5,161,649	(430,642)	(910,769)	(946,985)	(984,648)	(1,023,815)	(1,064,543)	(1,106,893)	(1,150,928)	(1,196,712)

Net increase (decrease) in cash	115,978	3,289	3,424	3,564	3,709	3,860	4,018	4,181	4,351	4,528
Cash at beginning of the period	0	115,978	119,267	122,691	126,255	129,964	133,824	137,842	142,023	146,375
Cash at end of the period	R$ 115,978	R$ 119,267	R$ 122,691	R$ 126,255	R$ 129,964	R$ 133,824	R$ 137,842	R$ 142,023	R$ 146,375	R$ 150,903